AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES COLLABORATION WITH DEFENCE RESEARCH AND
DEVELOPMENT CANADA -SUFFIELD TO EXPAND CHIMIGEN™
PLATFORM TECHNOLOGY FOR USE IN BIODEFENSE

EDMONTON, ALBERTA - March 31, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that it has entered into a research collaboration with Defence Research and Development Canada - Suffield (DRDC Suffield) to carry out research on applying ViRexx’s proprietary ChimigenTM vaccine platform for biodefense. This collaboration initiates key strategic research with the scientists at DRDC Suffield, Canada’s leading biodefense establishment, to evaluate the use of the ChimigenTM vaccine platform for biodefense applications.

“We are excited by this recent development and plan to explore biodefense applications of the ChimigenTM technology with DRDC,” commented Dr. Lorne Tyrrell, CEO and CSO of ViRexx Medical Corp.

ViRexx has used the ChimigenTM platform to develop HepaVaxx B as a therapeutic vaccine candidate to treat chronic hepatitis B infection. There are approximately 370 million chronic carriers of hepatitis B worldwide and there is no therapeutic vaccine available in the market at present. ViRexx has filed a Clinical Trial Application with Health Canada for HepaVaxx B and expects to initiate a Phase I trial during the first half of 2006.

The Company is also conducting preclinical studies on Chimigen™ therapeutic vaccine candidates to treat chronic hepatitis C infections. There are more than 170 million people who are chronically infected with hepatitis C virus and at present there is no therapeutic vaccine available in the market to treat chronic hepatitis C infection.

About ViRexx Medical Corp.

ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

About Defence Research and Development Canada

DRDC is an agency of the Canadian Department of National Defence responding to the scientific and technological needs of the Canadian Forces. Its mission is to ensure that the Canadian Forces remain scientifically and operationally relevant. The agency is made up of six research centres located across Canada with a corporate office in Ottawa. DRDC has an annual budget of $300 million and employs 1,500 people. With a broad scientific program, DRDC actively collaborates with industry, international allies, academia, other government departments and the national security community.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916